UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 10, 2009

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes              ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: December 10 2009	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

Issued by:	BHP Billiton Plc

To:	London Stock Exchange Australian Securities Exchange	cc:	New York Stock Exchange Swiss Stock Exchange JSE Limited Deutsche Bank UBS Zurich

Date:	4 December 2009

For Release:	Immediately

Contact:	Geof Stapledon +44 20 7802 4176

Notification of Major Interest in Shares

The following notification was received yesterday, 3 December 2009, by BHP Billiton Plc from BlackRock, Inc. relating to major interests in shares of BHP Billiton Plc.

BHP Billiton Limited ABN 49 004 028 077

Registered in Australia

Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

Registered in England and Wales

Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

For filings with the FSA include the annex

For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BHP Billiton PLC

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	☒

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐

An event changing the breakdown of voting rights	☐

Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):iv	N/A

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	1st December 2009

6. Date on which issuer notified:	3rd December 2009

7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 5%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]

			Direct	Direct xi	Indirect xii	Direct	Indirect

GB0000566504	N/A	N/A	N/A	N/A	210,669,620	N/A	9.55%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta
CFD	N/A	N/A	N/A	2,037,449	0.09%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
213,014,043	9.65%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

On 1 December 2009, the Barclays Global Investors (BGI) business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc following this acquisition triggered this disclosure requirement.

BlackRock Investment Management (UK) Limited – 213,014,043 (9.65%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Compliance Disclosures Team

14. Contact name:	Stuart Watchorn

15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com